

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 28, 2015

<u>Via E-mail</u>
Ramin Najafi
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
5980 Horton Street, Suite 550
Emeryville, California 94608

     Re: NovaBay Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed on August 21, 2015
              File No. 001-33678

Dear Mr. Najafi:

We have limited our review of your preliminary proxy statement to the issues we have addressed in our comments. Please respond to this letter by revising the proxy statement. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

1. We note your statements in Proposal 1, "The additional shares that will be authorized if this Proposal One is approved may be used for various purposes. These purposes may include: raising capital; establishing strategic relationships with other companies; expanding our business through the acquisition of other businesses, products or technologies; and other purposes." Please provide proposed disclosure to be included in your definitive proxy statement describing any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal 1 is approved. If you have no such plans, agreements or arrangements please revise your disclosure to so state.

2. We note that you have left blanks in the fifth paragraph of Proposal 1 for the number of shares reserved for issuance under your equity compensation plans, shares of common stock issuable for outstanding options and warrants and the number of shares authorized that remain available for issuance. Please provide proposed disclosure to be included in your definitive proxy statement to provide this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance